UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2005

Commission File No. 1-8968

ANADARKO EMPLOYEE SAVINGS PLAN

ANADARKO PETROLEUM CORPORATION

1201 Lake Robbins Drive
The Woodlands, Texas 77380-1046

(832) 636-1000

ANADARKO EMPLOYEE SAVINGS PLAN
INDEX

FINANCIAL STATEMENTS
Page

Statements of Net Assets Available for Benefits, December 31, 2005 and 2004	-
Statement of Changes in Net Assets Available for Benefits, Year Ended December 31, 2005	-
Notes to Financial Statements	-

SUPPLEMENTAL SCHEDULES

Schedule H, Line 4i - Schedule of Assets (Held at End of Year), December 31, 2005	-

Schedule H, Line 4j - Schedule of Reportable Transactions - Year Ended December 31, 2005	-

All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable or not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm	-

EXHIBIT

Exhibit Index	-

ANADARKO EMPLOYEE SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
thousands	2005	2004
Assets
Investments, at fair value
Anadarko Petroleum Corporation common stock	$185,256	$177,497
Mutual funds	219,915	198,697
Common and collective trust fund	12,284	9,053
Money market investments	88,676	64,476
Participant loans receivable	6,243	6,752
	512,374	456,475
Receivables
Interest	9	6

Total assets	$512,383	$456,481

Liabilities
Note payable	$-	$3,638
Purchase of securities payable	2,039	47
Interest payable	-	68

Total liabilities	$2,039	$3,753

Net Assets Available For Benefits	$510,344	$452,728

See accompanying notes to financial statements.

ANADARKO EMPLOYEE SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2005

thousands except share amounts
Additions to Net Assets Attributed to:
Investment income
Net appreciation in fair value of investments	$75,661
Dividends	10,527
Interest	2,201
Interest income on participant loans receivable	364
Total investment income	88,753

Contributions
Employer	9,391
Participant rollover	1,249
Participant	24,088
Total contributions	34,728

Allocation of ESOP common stock, at fair value (111,728 shares)	8,368

Total	$131,849

Deductions to Net Assets Attributed to:
Distributions to participants	$65,786
Administrative expenses (fees and commissions)	41
Interest expense	38
Allocation of ESOP common stock, at fair value (111,728 shares)	8,368

Total	$74,233

Net Increase in Net Assets Available for Benefits During the Year	$57,616

Net Assets Available for Benefits at Beginning of Year	452,728

Net Assets Available for Benefits at End of Year	$510,344

See accompanying notes to financial statements.

ANADARKO EMPLOYEE SAVINGS PLAN NOTES TO FINANCIAL STATEMENTS YEAR ENDED DECEMBER 31, 2005

1.  Summary of Significant Accounting Policies

Basis of Presentation    The accounts of the Anadarko Employee Savings Plan (Plan) are maintained on an accrual basis.

Use of Estimates    The financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America. In preparing financial statements, management makes informed judgments and estimates that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results may differ from these estimates.

Payment of Distributions Distributions to participants of the Plan (Participants) are recorded when paid.

Expenses    All trustee fees, brokerage fees and other expenses incident to the administration of the Plan may be paid by Anadarko Petroleum Corporation (Anadarko, the Company or the Employer) and, if not paid by the Company, shall be paid by the Plan. A setup fee and an annual maintenance fee for new loans, as well as a processing fee for withdrawals, are deducted from the Participants' accounts. In 2005, the Company elected to pay the trustee fees for the Plan and presently intends to continue to do so although the Company can, at its discretion, discontinue this practice.

Investments    On each valuation date, as defined by the Plan, securities held by the Plan are valued at fair value and the increase or decrease in the value of securities held, plus any net income or loss of the Plan, is allocated to the Participants' accounts. Fair value of common stock and mutual funds is based on quoted market prices. Fair value of the common and collective trust fund is determined by the best faith efforts of the issuer and is based primarily on quoted market values of the underlying securities or cost, as deemed appropriate. Money market investments are stated at cost, which approximates fair value. Security transactions are recorded on a trade-date basis. Net appreciation (depreciation) includes gains and losses on investments bought and sold as well as held during the year. Dividends are recorded on the ex-dividend date. Interest is accrued as earned. Participant loans receivable are valued at amortized cost, which approximates fair value.

       Anadarko common stock (Company Stock) represents approximately 36% and 39% of the total assets of the Plan as of December 31, 2005 and 2004, respectively.

2.  Description of the Plan

       The Plan was originally adopted by the Company's Board of Directors and approved by its sole stockholder on August 27, 1986. The Plan was amended and restated effective October 1, 1999. The Plan has since been amended by seven amendments including one that added a leveraged employee stock ownership plan (ESOP) feature (see Notes 5 and 6) as a means of implementing the merger with the Union Pacific Resources Group Inc. Employees' Thrift Plan (UPR Thrift Plan) in 2000. The ESOP was designed to comply with Section 4975(e)(7) of the Internal Revenue Code of 1986, as amended (Code) and Section 407(d)(6) of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

       The purpose of the Plan is to encourage and assist employees in accumulating retirement savings and to encourage employees to remain in the employ of the Company, its subsidiaries and affiliates. The Plan has been adopted exclusively to provide benefits for employees participating in the Plan and their beneficiaries, and no part of the corpus or income of the trust fund (Trust) established pursuant to the Plan to hold contributions of Participants and the Company may be used for any purpose other than to provide such benefits and defray reasonable expenses of administering the Plan.

       The Plan is administered by the Company and advised by a committee whose members are appointed by the Board of Directors of the Company (the Administrative and Investment Committee or the Committee). The assets of the Plan are held and invested by Fidelity Management Trust Company (Fidelity or Trustee).

       The Plan is a defined contribution plan that is qualified under Section 401 of the Code (see Note 8). All regular employees of the Company are eligible to participate in the Plan upon employment. Participant contributions are voluntary. Directors and officers who are also employees of the Company may participate on the same basis as all other employees. The Plan was amended, effective January 1, 2001, to increase the allowable Participant contribution up to 15% of compensation which includes base salary or wages, as well as overtime and incentive bonuses (excluding front-end bonuses and other special payments). The Company will match 100% of a Participant's contribution up to a maximum of 6% of such Participant's compensation. Subject to provisions of the Plan and applicable provisions of the Code and Treasury Regulations, an eligible employee may make a qualified rollover contribution to the Plan. Effective July 1, 2002, Participants who are age 50 or older by the end of the calendar year are allowed to make an additional "catch-up" contribution. In 2005, the "catch-up" contribution was limited to $4,000. The "catch-up" contribution is not subject to the employer matching contribution. Contributions to the Plan are subject to certain limitations under the Code.

       Contributions by a Participant are always the Participant's property and not subject to vesting. A Participant has a 100% vested right to Employer matching contributions after three years of service or upon death, retirement, disability or a change of control of the Company. Subject to certain restrictions, Participants may elect to have amounts distributed from the Plan to them prior to termination of employment through withdrawals or loans from the Plan.

       The Employer contribution account of a Participant who terminates employment prior to the time that the Participant is vested will be forfeited by the employee. Forfeitures do not affect net assets of the Plan but merely reduce future Company contributions. For 2005, employee forfeitures of approximately $154,000 were utilized to reduce Employer contributions.

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Participants will become 100% vested in their accounts.

       The terms of the Plan are more fully described in the Plan document, which is available to each Participant.

3.  Investment Programs

Employer Contributions    The Employer contributions were allocated from the ESOP (see Notes 5 and 6) until mid-2005 when the unallocated shares were depleted. Company matching contributions are currently allocated to employees' accounts in cash and the investment of those contributions follow the employees' investment election. Prior to the depletion of unallocated ESOP shares, the Employer contribution accounts of Participants were initially invested in Company Stock in an ESOP subaccount. Effective August 1, 2005, Participants may transfer all or a portion of their ESOP subaccount from Company Stock to the available investment options under the Plan. Prior to August 1, 2005, only fully vested Participants could transfer their ESOP subaccount into the available investment options provided under the Plan.

Investment Options for Tax-Deferred, After-Tax and Rollover Contributions    Participants may designate the manner in which the amounts allocated to their tax-deferred savings account, their after-tax savings account and their rollover account shall be invested. In addition to Company Stock, the Plan currently offers a money market fund, a common and collective trust fund and 14 mutual funds as investment options for Participants. Participants may designate one of such options for all of the contributions to their tax-deferred savings account, after-tax savings account and rollover account, or a Participant may designate a percentage of such contributions to be invested pursuant to each option. Invested funds of Participants, including Employer contributions, can be transferred between funds at the election of the Participant, subject to certain restrictions as defined in the Plan. In the event that trading transactions on any given day exceed the cash position of the stock fund, the Trust has arranged to utilize a line of credit to facilitate the purchase activity.  At December 31, 2005 and 2004, there were no outstanding balances related to this line of credit.

Participant Loans Receivable    The amount of a Participant's loan may not be more than the lesser of a) 50% of the Participant's vested account balance, or b) $50,000 less the highest outstanding loan balance in the previous 12 months. Loan terms range from 6 months to a maximum of 5 years. The UPR Thrift Plan allowed loans relating to a principal residence, in which case the term of the loan could not exceed 15 years. Any 15 year loans outstanding at the merger date were grandfathered, but the principal residence option is no longer available. The loans are secured by the balance in the Participant's account and bear interest at a rate fixed for the life of the loan. The interest rate is determined to be the prime interest rate plus 1% as reported in the Wall Street Journal on the first business day of the quarter preceding the date the loan was requested. In 2005 and 2004, interest rates for outstanding loans ranged from 5% to 10.5%. Principal and interest are paid ratably through payroll deductions.

4.  Investments

       The following table sets forth investments as of December 31, 2005 and 2004, respectively. Investments that represent 5% or more of the Plan's net assets, at either year-end, are separately identified.

	December 31, 2005		December 31, 2004
thousands, except number of shares / units	Shares/Units	Fair Value	Shares/Units	Fair Value
Anadarko Petroleum Corporation common stock
Anadarko Stock Fund	1,291,518	$122,371	1,820,992	$118,019
Anadarko ESOP (allocated)	663,691	62,885	806,003	52,237*
Anadarko ESOP (unallocated)	-	-	111,728	7,241*
Total Anadarko common stock		185,256		177,497
Fidelity Blue Chip Growth Fund	640,862	27,660	720,849	30,066
Spartan U.S. Equity Index Fund	1,075,678	47,506	1,170,386	50,163
Morgan Stanley Institutional Fund, Inc. -
International Equity Portfolio - Class B	1,404,865	28,364	1,193,167	24,877
Fidelity Puritan Fund	1,254,502	23,497	1,199,413	22,729
Wells Fargo Advantage Small Cap Value Fund -
Class Z	889,254	26,829	620,003	18,228
Fidelity Retirement Money Market Portfolio	82,920,768	82,921	61,426,963	61,427
Other		90,341		71,488
Total		$512,374		$456,475

*				Completely or partially nonparticipant-directed investment at December 31, 2004.

       During the year ended December 31, 2005, the fair value of the Plan's investments appreciated as follows:

thousands
Net appreciation of Anadarko Petroleum Corporation common stock	$71,766
Net appreciation in fair value of mutual funds	3,895
Net appreciation in fair value of investments	$75,661

       The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term.

5.  Nonparticipant-Directed Investments

       Effective August 1, 2005, all ESOP shares are participant-directed. Prior to August 1, 2005, the vested allocated shares of the ESOP were participant-directed and the unvested allocated shares of the ESOP were nonparticipant-directed. The unallocated shares of the ESOP were nonparticipant-directed. The nonparticipant-directed and participant-directed amounts are not easily separated; therefore, these amounts are presented combined. Information about the net assets relating to the ESOP is as follows:

	December 31, 2005		December 31, 2004
thousands	Allocated	Unallocated	Allocated	Unallocated
Net assets
Anadarko Petroleum Corporation common
stock, at fair value	$62,885	$-	$52,237	$7,241
Money market investments	1,188	-	812	-
Interest payable	-	-	-	(68)
Note payable	-	-	-	(3,638)
Other	1	-	1	-
Net assets available for benefits	$64,074	$-	$53,050	$3,535

       Information about the significant components of the changes in net assets relating to the ESOP for the year ended December 31, 2005 is as follows:

thousands	Allocated	Unallocated
Changes in net assets
Net appreciation of Anadarko Petroleum Corporation common stock	$22,829	$1,127
Dividends and interest income	546	19
Employer contributions	-	3,591
Interest expense	-	(38)
Allocation of shares to participants	8,368	(8,368)
Distribution to participants	(5,919)	-
Net transfer	(14,800)	134
Net increase (decrease) in net assets during the year	$11,024	$(3,535)

6.  Employee Stock Ownership Plan

       An ESOP was incorporated into the Plan on December 31, 2000. The UPR Thrift Plan, which included a leveraged ESOP component, was merged with and into the Plan. The shares of ESOP stock from the UPR Thrift Plan were originally purchased with the proceeds from a $107,300,000 note payable that was assumed by the UPR Thrift Plan. The note payable required repayment of principal and interest thereon at a fixed rate of 7.5% per annum over a maximum term of 30 years beginning in January 1997 and was collateralized by the ESOP shares. Following the merger, each outstanding share of common stock held in the ESOP was converted into 0.455 shares of Anadarko common stock. Note payments were funded with dividends paid on the ESOP shares (whether or not allocated) and with cash contributions from the Company. As note payments were made, shares were released from collateral, based on the proportion of debt service paid. ESOP shares released from collateral were allocated to Participant accounts in amounts necessary to: a) meet the Company's matching requirement and b) replace the value of any dividends on ESOP shares allocated to Participant accounts that were used to repay the note payable to the Company. During 2005, the unallocated ESOP shares were depleted and the note payable was fully paid. At December 31, 2004, the note payable balance of $3,638,000 approximated fair value.

       Once the ESOP shares were allocated to Participant accounts, the Company had no rights in the ESOP shares.

       The following is a summary of ESOP investments:

	December 31, 2005		December 31, 2004
thousands, except number of shares	Allocated	Unallocated	Allocated	Unallocated
Anadarko Petroleum Corporation common stock
Number of shares	663,691	-	806,003	111,728
Cost	$42,304	$-	$51,375	$7,122
Fair value	$62,885	$-	$52,237	$7,241

       The change in unallocated shares of common stock of 111,728 shares includes the allocation of 109,914 shares of ESOP common stock and 1,814 shares acquired through dividend reinvestments.

       Each Participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a Participant; however, the Trustee was required to vote any unallocated shares on behalf of the collective best interest of the Participants and beneficiaries.

7.  Related-Party Transactions

       Certain Plan investments are in mutual funds and a common and collective trust fund managed by Fidelity. The Plan pays certain fees and commissions to Fidelity. Fidelity is the Trustee of the Plan; therefore, these transactions qualify as party-in interest. The Plan also allows for investment in the Company's common stock. The Company is the Plan sponsor; therefore, these transactions qualify as party-in interest. These are exempt related-party transactions under ERISA.

8.  Federal Income Taxes

       The Company received a favorable determination letter dated April 14, 2003 from the Internal Revenue Service that: a) the Plan and amendments to the Plan executed in February 2002 and December 2000, met the requirements of Section 401(a) of the Code and the Trust established thereunder is exempt from federal income tax under Section 501(a) of the Code, and b) the provisions of the Plan regarding tax-deferred contributions constitute a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code. The Plan has adopted amendments subsequent to those covered by the determination letter. The Company and the Plan's Administrative and Investment Committee believe that the Plan, as designed and operated, is in compliance with the applicable provisions of the Code.

       The Company is entitled to deduct for federal income tax purposes the amount of tax-deferred contributions and Employer matching contributions made to the Plan. In general, neither such contributions to the Plan nor the income of the Trust earned thereon or income earned on Participants' after-tax contributions to the Plan will be taxable to Participants as income prior to the time such Participants receive a distribution from the Plan. Participants' after-tax contributions to the Plan do not reduce their taxable income.

       Participants' tax-deferred contributions are excluded from their taxable income for the year contributions are made.

       Certain tax consequences apply upon withdrawal and distribution of amounts in a Participant's account; therefore, a Participant should seek tax advice prior to requesting a withdrawal or distribution.

9.  Subsequent Events

       In October 2005, the Committee approved the addition of the Roth 401(k) to the Plan, with designated Roth contributions to be matched by the Company to the same extent as regular pre-tax and after tax contributions. In March 2006, the Committee approved changes to the investment options in the Plan, including replacing three funds and adding several new funds to further diversify investment options available to Participants. At that time, the Committee also approved a change to the Plan regarding rollover contributions. The provision allowing rollovers into the Plan by any employee will be changed to allow rollovers into the Plan by any Participant. All of these Plan changes will be effective on August 1, 2006.

       In February 2006, the Company's Board of Directors authorized a two-for-one split of the common stock. The split was effected in the form of a stock dividend. On May 11, 2006, the shareholders of Anadarko approved an increase in authorized shares for this purpose. Anadarko's common stock began trading on a post-split basis on May 29, 2006. The number of shares of Anadarko stock held by the Plan that are reported in these financial statements are stated on the pre-split basis.

ANADARKO EMPLOYEE SAVINGS PLAN SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2005

thousands		Shares/Units Par Value	Current Value
Identity of Issue / Description

Anadarko Petroleum Corporation Common Stock
*	Anadarko Stock Fund	1,291	$122,371
*	Anadarko ESOP Fund (allocated)	664	62,885
Total Anadarko common stock		1,955	185,256

Mutual Funds
*	Fidelity Blue Chip Growth Fund	641	27,660
*	Fidelity Puritan Fund	1,255	23,497
	Franklin Small-Mid Cap Growth Fund - Class A	571	21,535
	Spartan U.S. Equity Index Fund	1,076	47,506
	Morgan Stanley Institutional Fund, Inc. - International Equity
Portfolio - Class B		1,405	28,364
	AIM Basic Value Fund - Class A	308	10,545
	Wells Fargo Advantage Small Cap Value Fund - Class Z	889	26,829
*	Fidelity Freedom Income Fund	155	1,759
*	Fidelity Freedom 2000 Fund	21	256
*	Fidelity Freedom 2010 Fund	309	4,340
*	Fidelity Freedom 2020 Fund	364	5,361
*	Fidelity Freedom 2030 Fund	207	3,108
*	Fidelity Freedom 2040 Fund	278	2,457
	PIMCO Total Return Fund-Administrative Class	1,590	16,698
Total Mutual Funds			219,915
Common and Collective Trust Fund
*	Fidelity Managed Income Portfolio	12,284	12,284

Money Market Investments
*	Fidelity Retirement Money Market Portfolio	82,921	82,921
	Fidelity Institutional Cash Portfolio Money Market Fund - Class I
*	Anadarko Stock Fund	4,567	4,567
*	Anadarko ESOP Fund (allocated)	1,188	1,188
Total Money Market Investments		88,676	88,676

*	Participant Loans Receivable (interest rates range from 5% to 10.5%)		6,243

Total			$512,374

*Party-in-interest

See accompanying Report of Independent Registered Public Accounting Firm.

ANADARKO EMPLOYEE SAVINGS PLAN
SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2005

thousands
Identity of Party Involved/ Description of Asset	Purchase Price	Selling Price	Cost of Asset	Asset Value on Transaction Date	Net Gain/ (Loss)

Series Transactions:
Fidelity Institutional Cash Portfolio:
Money Market Fund Class I
Purchases	$13,612	$-	$13,612	$13,612	$-
Sales	$-	$13,236	$13,236	$13,236	$-

       This schedule includes each series of transactions involving the same investment which, in aggregate, amounts to more than 5% of the current value of Plan assets at the beginning of the plan year.

See accompanying Report of Independent Registered Public Accounting Firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative and Investment Committee
Anadarko Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Anadarko Employee Savings Plan (the Plan), as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2005 and schedule H, line 4j - schedule of reportable transactions for the year ended December 31, 2005 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Houston, Texas
June 14, 2006

EXHIBIT INDEX

The following documents are filed as part of this report:

Exhibit
Number	Description

23	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative and Investment Committee of the Plan have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

ANADARKO EMPLOYEE SAVINGS PLAN

June 14, 2006	By:	/s/ BRUCE W. BUSMIRE
Bruce W. Busmire, Anadarko Petroleum Corporation, Vice President and Chief Accounting Officer